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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                    Under the Securities Exchange Act of 1934



                       AMERICAN WATER WORKS COMPANY, INC.
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                                (Name of Issuer)

                          Common Stock, $1.25 par value
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                         (Title of Class of Securities)

                                    0304110 2
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                                 (CUSIP Number)

                                 J. Mark Klamer
                                 Bryan Cave LLP
                       One Metropolitan Square, Suite 3600
                               St. Louis, Missouri
                                 (314) 259-2134
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 25, 1998
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

                         (Continued on following pages)

                               (Page 1 of 6 Pages)



         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, See the Notes).

CUSIP NO. 0304110 2               Schedule 13D                 Page 2 of 6 Pages
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1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William S. White
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2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      | |
                                                                    (b)      |_|
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3)        SEC USE ONLY


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4)        SOURCE OF FUNDS*

          OO
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5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
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6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                         7        SOLE VOTING POWER
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER           7,750,795
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER      7,750,795
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11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,750,795
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12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN SHARES*
          |_|
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13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.13%
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14)       Type of Reporting Person*

          IN
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

CUSIP NO. 0304110 2               Schedule 13D                 Page 3 of 6 Pages
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Item 1.  Security and Issuer

         This Statement on Schedule 13D ("Schedule 13D") relates to shares of common stock, par value $1.25 per share (the "Shares") of American Water Works Company, Inc. ("Issuer"), a Delaware Corporation. The address of the principal executive offices of the Issuer is 1025 Laurel Oak Road, P.O. Box 1770, Voorhees, N.J. 08043.


Item 2.  Identity and Background


         (a) This Schedule 13D is filed by William S. White (the "Reporting Person"), as co-trustee of each of the C.S. Harding Mott Family Trust, the Claire M. White 1946 Trust and the Claire M. White 1952 Trust. The Claire M. White 1946 Trust and the Claire M. White 1952 Trust are the sole partners of the Claire Investment Company.


         (b) The business address of the Reporting Person is 13050 Old Bilmar Lane, Grand Blanc, Michigan.


         (c) The principal occupation of the Reporting Person is Chairman and Chief Executive Officer, Charles Stewart Mott Foundation, 1200 Mott Foundation Building, Flint, MI 48502.


         (d)-(e) During the past five years,  the Reporting  Person has not been
(i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.


         (f)  The Reporting Person is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration


                  Pursuant to the Agreement and Plan of Merger and Reorganization between Issuer and National Enterprises Inc. ("National") dated February 8, 1999 ("Merger Agreement"), a copy of which is attached hereto as an exhibit, as of June 25, 1999 each outstanding share of common stock of National was canceled and converted into the right to receive 15.5022106 Shares of the Issuer. On June 25, 1999, the Reporting Person beneficially owned 499,980 shares of National common stock, which were converted into 7,750,795 Shares of the Issuer.


Item 4.   Purpose of Transaction


                  Pursuant to the Merger Agreement, at consummation National was merged with and into Issuer, with Issuer to continue as the surviving corporation (the "Merger"). On June 25, 1999, the transactions contemplated by the Merger Agreement were consummated, and each outstanding share of National beneficially owned by the Reporting Person was converted into 15.5022106 Shares of the Issuer. Pursuant to the Merger Agreement, as promptly as possible after the Merger, and in accordance with applicable law and the Certificate of Incorporation and Bylaws of Issuer, the Board of Directors of Issuer will increase the size of the Board of Directors by adding two additional board seats, and will fill one of such vacancies by appointing the Reporting Person. The second such vacant board seat shall be filled by Frederick Kirkpatrick, the co-trustee of the C.S. Harding Mott Family Trust.

CUSIP NO. 0304110 2               Schedule 13D                 Page 4 of 6 Pages
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                  Except as described above, the Reporting Person has no present plans or proposals that relate to or would result in (i) the acquisition of additional Shares of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the Issuer's business or corporate structure, (vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Issuer to be become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to those enumerated above.


Item 5.  Interest in Securities of Issuer


         (a) As co-trustee of each of the C.S. Harding Mott Family Trust, the Claire M. White 1946 Trust and the Claire M White 1952 Trust, the Reporting Person may be deemed the beneficial owner of 7,750,795 Shares of the Issuer, which represent approximately 8.13% of the outstanding Shares.

         (b) The Reporting Person has shared voting and investment power of such Shares as follows:

                                                                       Shared
Name                              Total Number        Shared         Investment
                                    of Shares         Voting           Power

Frederick S. Kirkpatrick,          4,769,720         4,769,720       4,769,720
co-trustee of the C.S.
Harding Mott Family Trust

Tiffany W. Lovett, co-trustee      2,981,075         2,981,075       2,981,075
of the Claire M. White 1946
Trust, and the Claire M. White
1952 Trust,  each a general
partner of the Claire
Investment Company.


                  The information with required by Item 2 with respect to each person identified above is as follows:


         1.       C.S. Harding Mott Family Trust


                           Frederick S Kirkpatrick (co-trustee)


                           (a)      Frederick S. Kirkpatrick

CUSIP NO. 0304110 2               Schedule 13D                 Page 5 of 6 Pages
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                           (b)      3930 Waterland Drive W., Metamora, MI  48455


                           (c) Vice Chairman and Chief Executive Officer, MFO Management Company, Genesee Towers, Suite 1802, 120 East First Street, Flint, MI 48502

                            (d)-(e) During  the past five  years,  Frederick  S.
                                    Kirkpatrick  has not been (i) convicted in a
                                    criminal  proceeding,  or (ii) a party  to a
                                    civil    proceeding   of   a   judicial   or
                                    administrative     body     of     competent
                                    jurisdiction  as a result  of which he or it
                                    was or is subject to a judgment,  decree, or
                                    final order enjoining further violations of,
                                    or  prohibiting   or  mandating   activities
                                    subject to, federal or state securities laws or finding any violation with respect to such law.


                           (f) Frederick S. Kirkpatrick is a United States citizen





         2.       Claire Investment Company


                  (A)      Claire M. White 1946 Trust (co-partner)


                           (i)      Tiffany W. Lovett (co-trustee)


                                    (a)     Tiffany W. Lovett


                                    (b)     913 18th Street, Santa Monica, CA
                                            90406


                                    (c)     Teacher, Santa Monica - Malibu
                                            Unified 800005C, 1651  16th  Street,
                                            Santa Monica, CA 90404


                                    (d)-(e) During the past five years,  Tiffany
                                            W. Lovett has not been (i) convicted
                                            in a criminal proceeding,  or (ii) a
                                            party  to a  civil  proceeding  of a
                                            judicial or  administrative  body of
                                            competent  jurisdiction  as a result
                                            of which he or it was or is  subject
                                            to  a  judgment,  decree,  or  final
                                            order enjoining  further  violations
                                            of,  or   prohibiting  or  mandating
                                            activities  subject  to,  federal or
                                            state securities laws or finding any
                                            violation with respect to such law.


                                    (f)     Tiffany W. Lovett is a United States
                                            citizen.


                  (B)      Claire M. White 1952 Trust (co-partner)


                           (i)      Tiffany W. Lovett (co-trustee)


                                    See 2(A) above.

CUSIP NO. 0304110 2               Schedule 13D                 Page 6 of 6 Pages
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         (c) Except as described in Item 4, the Reporting Person has not engaged in any transaction with respect to the Shares of the Issuer sixty (60) days prior to the date hereof.


         (d) Except as described herein, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares of the Issuer beneficially owned by the Reporting Person.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


                  Other than as  described  in Item 4 and Item 5, the  Reporting
Person  is  not  a  party  to  any  contract,   arrangement,   understanding  or
relationship with respect to the Shares of the Issuer.


Item 7.   Material to be Filed as Exhibits


             Exhibit   Description

                1 Agreement and Plan of Reorganization and Merger between American Water Works Company, Inc. and National Enterprises Inc., dated February 8, 1999


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 6, 1999

                                         WILLIAM S. WHITE

                                         -------------------
                                         William S. White
                                         Trustee, C.S. Harding Mott Family Trust
                                         Trustee, Claire M. White 1946 Trust
                                         Trustee, Claire M. White 1952 Trust